UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit-Sharing Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit-Sharing Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2003 and 2002, and the changes therein (modified cash basis) for the year ended December 31, 2003, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

May 25, 2004

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2003	2002
Assets
Cash	$16,885	$29,304
Investments, at fair value	69,834,046	51,318,747

Net assets available for benefits	$69,850,931	$51,348,051

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2003

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$12,576,822
Interest and dividends	443,762

Total appreciation and investment income	13,020,584

Contributions:
Participants	5,559,178
Employer	3,590,295
Rollovers	189,651

Total contributions	9,339,124
Transfer from PMI Alternate 401(k) Plan	6,107

Total additions	22,365,815

Deductions
Benefits paid directly to participants	3,858,707
Administrative expenses	4,228

Total deductions	3,862,935

Net increase	18,502,880

Net assets available for benefits:
Beginning of year	51,348,051

End of year	$69,850,931

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2003

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 17% of their pretax annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). In addition, nonhighly compensated participants may elect to contribute to the Plan on an after-tax basis, provided the total contribution on a pretax and after-tax basis does not exceed 25% of compensation. Highly compensated participants are limited to a total of pretax and after-tax contribution equal to 17% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit on defined contribution plans.

The Company makes basic matching contributions equal to 25% of the first 6% of each participant’s pretax compensation contributed to the Plan. An additional supplemental matching contribution may be made annually as determined by the Company in an amount up to 75% of the first 6% of each participant’s pretax compensation contributed to the Plan. Total matching contributions cannot exceed 6% of a participant’s compensation as defined by the Plan. Participants direct the investment of their contributions and the Company’s basic matching contributions. The Company’s supplemental matching contributions are invested in the Company’s common stock but may be transferred to other investment options as directed by the participant after being held in the Company’s common stock for a period of two years.

In February 2004, the Company funded 2003 employer match contributions to the trust in the amount of $2,786,745.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their account and earnings thereon.

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, a participant may elect to receive a lump-sum benefit. Upon attaining age 59 1/2, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participants’ account balance and bear an interest rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when received in accordance with the modified cash basis of accounting.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Registered investment companies	$4,104,535
Common collective trust funds	4,761,809
Common stock	3,710,478

Total	$12,576,822

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

4. Investments

Investments that represent 5% or more of fair value of Plan’s net assets as follows:

	December 31
	2003		2002
Merrill Lynch Retirement Reserves Fund	$	*	$3,537,664
BGI Lifepath 2010 Fund		*	2,899,961
PIMCO Total Return Fund		4,021,790	3,545,733
Merrill Lynch Equity Index Trust		12,878,604	9,118,439
Merrill Lynch Mid Cap Index Trust Fund		8,727,293	6,137,112
The PMI Group, Inc. common stock		16,490,949	12,945,248

*	Fair value of these investments does not exceed 5% of the Plan’s net assets for year indicated.

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments are as follows:

	December 31
	2003	2002
Net assets:
Cash	$16,885	$29,304
Money market fund	165,216	111,890
Common stock	16,490,949	12,945,248

Total	$16,673,050	$13,086,442

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

5. Nonparticipant-Directed Investments

Year ended December 31, 2003
Changes in net assets:
Net realized and unrealized appreciation in fair value	$3,710,478
Interest and dividends	69,344
Contributions	3,163,421
Benefits paid directly to participants	(832,464)
Administrative expenses	(559)
Net transfer to participant-directed accounts	(2,523,612)

Total change in net assets	$3,586,608

6. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of $3,797,488 and sales of $3,945,711 of the Company’s common stock.

7. Subsequent Event

In March 2004, the Company completed the sale of a subsidiary, American Pioneer Title Insurance Company (APTIC), to Fidelity National Financial, Inc. Upon completion of the sale, the employees of APTIC terminated their employment with the Company and are no longer eligible to contribute to the Plan.

Supplemental Schedule

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Registered investment companies:
	Templeton Foreign Fund	159,736.3664 shares	**	$1,699,595
	PIMCO Total Return Fund	375,517.2614 shares	**	4,021,790
	Van Kampen Aggressive Growth Fund	130,758.2823 shares	**	1,612,250
	Davis New York Venture Fund	68,520.7501 shares	**	1,885,691
*	Merrill Lynch Mid Cap Index Trust Fund	754,956.4218 shares	**	8,727,293
*	Merrill Lynch Fundamental Growth Fund	138,892.7592 shares	**	2,300,064
	ING Emerging Countries Fund	32,801.3880 shares	**	604,202
*	Merrill Lynch Small Cap Index Fund	40,802.9586 shares	**	492,084
*	Merrill Lynch Mid Cap Value Fund	39,332.9593 shares	**	675,741
	Common collective trust funds:
	BGI International Equity Fund	89,094.1689 units	**	1,395,215
	BGI Lifepath Retirement Portfolio Fund	95,865.1701 units	**	1,721,739
	BGI Lifepath 2010 Fund	167,777.4198 units	**	3,374,004
	BGI Lifepath 2020 Fund	110,384.3263 units	**	2,326,902
	BGI Lifepath 2030 Fund	88,290.7082 units	**	1,923,855
	BGI Lifepath 2040 Fund	54,680.5903 units	**	1,248,358
*	Merrill Lynch Equity Index Trust Fund	160,221.4962 units	**	12,878,604
*	Merrill Lynch Retirement Preservation Trust Fund	1,734,156.4100 units	**	1,734,156
	Money market funds:
*	Merrill Lynch Retirement Reserves	3,450,532.7300 units	$3,450,533	3,450,533
	CMA Money Fund	110.0000 units	**	111
	Common stock:
*	The PMI Group, Inc.	442,653.0000 shares	11,337,716	16,490,949
	Participant loans:
*	Participant loans	Interest rates ranging from 5.00% to 10.5%, maturing through 2008	**	1,270,910

	Total investments			$69,834,046

*	Indicates parties-in-interest to the Plan.
**	Cost information has been omitted as these investments are entirely participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date:	June 28, 2004

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description

23	Consent of Ernst & Young LLP, independent auditors